UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  Viatel, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   925529 20 8
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                                 (CUSIP Number)


                               Talbert Navia, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   See Item 4
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
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CUSIP No. 925529 20 8                                        Page 2 of 9 Pages
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-------- ----------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


         Martin Varsavsky
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |x|
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   3     SEC USE ONLY

-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER

     SHARES                5,369,666 shares (see Item 6)
                   ------- ----------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               - 0 -
                   ------- ----------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              5,369,666 shares
                   ------- ----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
     PERSON
                           - 0 -
      WITH
-------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,369,666 shares
-------- ----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |x|

          Excludes an aggregate of 2,140,539 shares of Common Stock owned by COMSAT International Inc. as to which Mr. Varsavsky disclaims beneficial ownership.
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.2%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 925529 20 8                                        Page 3 of 9 Pages
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                  To the extent set forth below, Mr. Martin Varsavsky (the
"Reporting Person" or "Varsavsky") hereby amends his Statement on Schedule 13D originally filed on December 4, 1996 (the "Schedule 13D") relating to his beneficial ownership of shares of common stock, $0.01 par value per share (the "Common Stock"), of Viatel, Inc., a Delaware corporation (the "Company" or "Viatel").

Item 2.           Identity and Background.
                  ------------------------

                  Item 2 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

                  (a-f) This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") is being filed on behalf of Martin Varsavsky. The present principal occupation or employment of the Reporting Person is President and Chairman of the Board of Jazz Telecom, S.A., a telecommunications service provider in Spain. The business address of the Reporting Person and Jazz Telecom, S.A. is Paseo de la Castellana 60, 8 Planta, 28046 Madrid, Spain.

                  During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 4.                    Purpose of Transaction.
                           -----------------------

                           Item 4 of the Schedule 13D is hereby amended by
replacing it in its entirety with the following:

                  Varsavsky and five executive officers of the Company entered into an agreement providing for the payment of certain fees to those executive officers in connection with the sale by Varsavsky of his shares of Common Stock. In lieu of payment of any fee or commission by Varsavsky to such executive officers in connection with the sale by Varsavsky of any of such shares, on October 2, 1998 Varsavsky transferred 16,000 shares to each of the executive officers (80,000 shares in the aggregate) as provided for in a settlement agreement dated August 30, 1998.

                  The Reporting Person is holding his shares of Common Stock for investment purposes. Since the filing of the Schedule 13D, in addition to the transfer of the 80,000 shares referred to in the prior paragraph, the Reporting Person has disposed of 613,501 of his shares of Common Stock in market transactions. Subject to the restrictions of the Mutual Cooperation Agreement, discussed in Item 6 herein, the Reporting Person will continue to acquire or dispose of the Common Stock from time to time based upon factors including, among others he may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions and his need for funds. The Reporting Person expressly reserves the right to increase or decrease his

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CUSIP No. 925529 20 8                                        Page 4 of 9 Pages
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holdings in the Common Stock on such terms or at such times as he may determine.
Any purchase or sale may be executed in the open market or in privately negotiated transactions.

                  In addition, the Reporting Person's Common Stock may be sold from time to time pursuant to the provisions of a margin loan ("Margin Loan") with Credit Suisse First Boston. See Item 6 below.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Item 5 of the Schedule 13D is hereby amended by supplementing it with the following:

                  (a-b) As of the close of business on October 9, 1998, the Reporting Person owned and had sole voting and dispositive power with respect to 5,369,666 shares of Common Stock, or approximately 23.2% of the Common Stock (based on the number of shares (23,171,305) reported by the Company to be outstanding as of August 12, 1998). The foregoing excludes an aggregate of 2,140,539 shares of Common Stock owned by COMSAT International, Inc.
("COMSAT") as to which Varsavsky disclaims beneficial ownership. See Item 6 below.

                  (c) Except as set forth in Item 4 above, no transactions in the Issuer's securities by the Reporting Person has been effected during the past sixty (60) days.

                  (d) Subject to the Margin Loan, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of shares of Common Stock owned by, the Reporting Person.

                  (e)      Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of
                  the Issuer.
                  --------------------------------------------


                  Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Shareholders' Agreement dated as of September 30, 1993

                  On September 30, 1993, the Reporting Person and S-C V-Tel Investments, L.P. ("S-C V-Tel") entered into a shareholders' agreement, which, as amended, provides that, in certain instances, if either or both of the Reporting Person and Juan Manuel Aisemberg ("Aisemberg") propose to sell 20.0% or more of the Common Stock owned by them, they shall cause S-C V-Tel and certain other of the Company's stockholders to have the right to sell their shares of Common Stock in such a transaction on a pro rata basis, for the same consideration per share and on the same terms as Varsavsky and Aisemberg.

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CUSIP No. 925529 20 8                                        Page 5 of 9 Pages
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Shareholders' Agreement dated as of April 5, 1994.

                  On April 5, 1994, the Reporting Person, Aisemberg and COMSAT entered into a shareholders' agreement, which, as amended, provides that, so long as COMSAT owns at least 10.0% of the issued and outstanding shares of Common Stock on a fully diluted basis (subject to certain adjustments)(the "Minimum Equity"), COMSAT is entitled to representation on the Company's Board of Directors in proportion to its ownership interest of Common Stock, subject to a minimum of one seat, and to designate one member of the Board of Directors' Executive Committee, if any such committee is established. The Reporting Person and Aisemberg also agreed to vote, so long as COMSAT owns the Minimum Equity, the shares of Common Stock beneficially owned by them so as to elect to the Board the number of individuals nominated by COMSAT and to cause one of the COMSAT nominees to serve on the Executive Committee of the Company's Board of Directors, if established. In addition, in certain instances, if either or both of the Reporting Person and Aisemberg propose to sell 20.0% or more of the Common Stock owned by them, they shall cause COMSAT and certain other of the Company's shareholders to have the right to sell their shares of Common Stock in such a transaction on a pro rata basis, for the same consideration per share and on the same terms as the Reporting Person and Aisemberg.

Margin Loan

                  5,200,000 shares of the Common Stock have been pledged to secure the Reporting Person's obligations under the Margin Loan with Credit Suisse First Boston ("CSFB"). The aggregate amount that may be borrowed under the Margin Loan is $15 million and at October 28, 1998 $12,923,340.30 aggregate principal amount was outstanding under the Margin Loan. Pursuant to the Margin Loan, CSFB is permitted to sell every three months the maximum amount of shares of Common Stock pursuant to Rule 144 and apply the net cash proceeds from such sales to reduce the outstanding principal amount under the Margin Loan. In addition, CSFB has the right to sell the Common Stock under certain other instances and apply the net proceeds therefrom to reduce the principal amount.

Mutual Cooperation Agreement

                  On June 3, 1998, the Reporting Person and the Company entered into a mutual cooperation agreement (the "MC Agreement") which, among other things, contains a lock-up provision (the "Lock-up") restricting the Reporting Person's ability to sell his shares of Common Stock. The following describes the terms of the relevant sections of the MC Agreement:

                                Subject to certain exceptions, Varsavsky agreed with Viatel that he will not offer, sell, transfer or otherwise dispose or contract to offer, sell, transfer or otherwise dispose of, directly or indirectly, or pledge or encumber (except to the extent existing at the time of the MC Agreement) or announce an offering of, any of the Reporting Person's shares of Common Stock for a period of twelve (12) months after the date of execution of the MC Agreement. In order to enforce the foregoing covenant, Viatel may impose stop-transfer instructions with respect to the Reporting Person's shares of Common Stock and may require that such shares


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CUSIP No. 925529 20 8                                        Page 6 of 9 Pages
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                                bear an appropriate legend. In addition, Viatel
                                shall have the right to seek injunctive relief to prevent a sale of the Reporting Person's shares of Common Stock which is in violation of the MC Agreement. Varsavsky shall provide Viatel with written notice of any contemplated sale of such shares, whether or not prohibited by the terms of the MC Agreement.

                                Notwithstanding the above restrictions, (i)
                                Varsavsky is permitted to sell his shares in a private placement to any financial institution that is a "qualified institutional buyer," as such term is defined in Rule 144A promulgated under the Securities Act of 1933, as amended (the "Act"), or certain individuals who have sufficient net worth and sophistication to allow a purchase of the Reporting Person's shares of Common Stock in a transaction exempt from registration under the Act and (ii) Credit Suisse First Boston shall be entitled to foreclose upon such shares pledged as security for the Margin Loan between it and Varsavsky after an event of default by Varsavsky, but solely after applicable notice and grace periods.

                               Varsavsky agreed with Viatel that during the Lock-up period he shall not borrow more then an additional U.S. $5.0 million under the Margin Loan (the "Permissible Borrowing") until such time as the market price of the Common Stock is at least equal to the market price of such stock at the date the Margin Loan was incurred, at which point, the Permissible Borrowing shall be the amount available for borrowing under the Margin Loan, provided however, that Varsavsky may borrow only additional amounts under the Margin Loan or increase or refinance the Margin Loan subject to the approval of Viatel, which approval shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, (i) in the event the price per share of the Common Stock equals or exceeds U.S. $10.00 per share, the Permissible Borrowing shall be increased to U.S. $7.0 million
                               (ii) the Permissible Borrowing shall be reduced by an amount equal to the net cash proceeds received from the sale of any of Varsavsky's shares of Common Stock to executive officers of Viatel for a price per share equal to the average closing price of the Common Stock for the ten
                               (10) business days prior to the date of the MC Agreement.

                               The Company agreed that if (i) within twelve (12) months from the date of the MC Agreement, the closing stock price of the Common Stock is at least equal to $12.00 per share on the Nasdaq/NMS for at least twenty (20) consecutive business days and (ii) Viatel's investment bank, currently Morgan Stanley, determines in its reasonable discretion, that a secondary offering of the Reporting Person's shares of Common Stock is feasible, then Viatel shall be required to register such shares for sale in a registered offering (the "Registration"). The

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CUSIP No. 925529 20 8                                        Page 7 of 9 Pages
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                               MC Agreement provides that Viatel and Varsavsky
                               shall reach an understanding relating any other investment bank with respect to the underwriting for the Reporting Person's shares of Common Stock.

                               Varsavsky agreed that he would sell at least 3.5 million of his shares of Common Stock in the Registration, or such lesser amount as may be required by the lead underwriter.

                               If the Company files a registration statement in respect of Common Stock (other than a registration statement on Form S-4 or Form S-8 or under the Registration) whether on behalf of the Company or other stockholders of the Company, then Varsavsky will be entitled to "piggy back" rights with respect to such registration statement, subject to standard pro rata "cutback" requirements in the sole discretion of the lead underwriter for such offering.

                               Varsavsky agreed to pay all expenses incurred in connection with the Registration, including without limitation, all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, to the extent that such expenses are allocable to the Reporting Person's shares determined on a pro rata basis.

                               Except as permitted pursuant to the Lock-up or as part of his registration rights, Varsavsky agreed that he shall not, for at least 12 months after the effective date of a registration statement, to the extent requested by Viatel, directly or indirectly, offer, sell, transfer or otherwise dispose or contract to offer, sell, transfer or otherwise dispose of, directly or indirectly, or further pledge or encumber or announce an offering of, any of his shares of Common Stock.

Item 7.           Material to be filed as Exhibits.
                  ---------------------------------

                  Item 7 of the Schedule 13D is hereby amended by adding the following thereto:

         Exhibit A             Shareholders' Agreement, dated as of September
                               30, 1993, as amended as of December 9, 1993, and as further amended as of April 5, 1994, November
                               22, 1994 and December 21, 1994 by and among the Reporting Person, the Company and S-C V-Tel
                               Investments, L.P. (incorporated herein by reference to Exhibit 10.21 to the Company's
                               Registration Statement on Form S-4, File No.
                               33-92696, filed on May, 24, 1995).

         Exhibit B             Mutual Cooperation Agreement, dated as of June
                               3, 1998, by and between the Company, Jazz
                               Telecom, S.A. and Varsavsky (incorporated herein by reference to Exhibit



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CUSIP No. 925529 20 8                                        Page 8 of 9 Pages
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                               10.16 to the Company's Form 8-K, File No.
                               000-21261, filed on June 9, 1998).


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CUSIP No. 925529 20 8                                        Page 9 of 9 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Date:  November 9, 1998




                                            By:      /s/ Martin Varsavsky
                                                     ------------------------
                                                     Name: Martin Varsavsky